Exhibit 99.1

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(incorporated in the Cayman Island with limited liability)

(Stock Code: 6128)

10 February 2023

Dear Registered Shareholder(s),

Notification of Publication of Corporate Communications on the Company’s Website

We hereby notify you that the following corporate communications (the “Current Corporate Communications”) of Graphex Group Limited (the “Company”), in both English and Chinese versions, are now available on the Company’s website at www.graphexgroup.com and the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk; or your selected printed version(s) of the Current Corporate Communication(s) is/are enclosed (if applicable). Both the English and Chinese versions of the Current Corporate Communications are bound together into one booklet:

●	Circular dated 10 February 2023 relating to the Proposed Refreshment of the General Mandate to issue Ordinary Shares and Notice of Extraordinary General Meeting

●	Proxy Form for use at the Extraordinary General Meeting or at any adjournment thereof.

You may access the Corporate Communication in “Announcements” under “Investors” section of the Company’s website. The Corporate Communication are also available on the HKEXnews website at www.hkexnews.hk.

If for any reason you have any difficulty in accessing the Current Corporate Communications published on the Company’s website, we will promptly send the printed copies of the Current Corporate Communications in the elected language version(s) to you free of charge upon receipt of your request. Please mark “√” in the appropriate box in Part A on the enclosed change request form (the “Change Request Form”) (with a pre-paid postage mailing label at the bottom of the Change Request Form). If you would like to change the election of means of receipt and/or language(s) of the Company’s all future corporate communications of the Company (the “Corporate Communications”), please mark “√” in the appropriate box in Part B on the enclosed Change Request Form. Once completed, please sign and return the same to the Company c/o the Company’s branch share registrar and transfer office in Hong Kong (the “Hong Kong Branch Share Registrar”), Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong by mail, or by email to is-ecom@hk.tricorglobal.com.

You are entitled to change the election of means of receipt and/or language(s) of all future Corporate Communications at any time by serving reasonable notice in writing to the Hong Kong Branch Share Registrar by mail (at the address above) or by email to is-ecom@hk.tricorglobal.com.

Should you have any queries relating to this notification, please call the enquiry hotline of the Hong Kong Branch Share Registrar at (852) 2980 1333 during business hours from 9:00 a.m. to 6:00 p.m., Monday to Friday, excluding Hong Kong public holidays.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Encl.

Note:	Corporate Communication(s) refer to any document(s) issued or to be issued by the Company for the information or action of holders of any of the Company’s securities or the investing public as defined in Rule 1.01 of the Rules Governing the Listing of Securities on the Stock Exchange, including but not limited to (a) the directors’ reports, its annual accounts together with a copy of the auditor’s reports and, where applicable, its summary financial reports; (b) interim reports and, where applicable, its summary interim reports; (c) notices of meeting; (d) listing documents; (e) circulars; and (f) proxy forms.

Change Request Form

To:	Graphex Group Limited (the “Company”) (Stock Code: 6128)
c/o Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road, Hong Kong

Part A	I/We have chosen (or am/are deemed to have consented) to read the Corporate Communications posted on the Company’s website, but I/we would like to request a printed copy of the Current Corporate Communications dated 10 February 2023 in the following language(s):
(Please mark “√” in ONLY ONE of the following boxes.)

☐	English version ONLY.
☐	Chinese version ONLY.
☐	Both the English and Chinese versions.

Part B	I/We would like to receive the Company’s future Corporate Communications in the manner as indicated below:
(Please mark “√” in ONLY ONE of the following boxes.)

☐	to read all future Corporate Communications published on the website of the Company (www.graphexgroup.com) (the “Website Version”) ONLY in place of receiving printed copies and receive a written notification letter by post or by email at the following address for the publication of Corporate Communications on the website of the Company.
Email Address:
(The Company will send to the email address provided above (if any) an email notification letter only for the availability of the Corporate Communications on the website of the Company in the future. If no email address is provided, only a notification letter for the publication of Corporate Communications on the website of the Company will be sent. The email address provided above is used for email notification of the release of the Corporate Communications only.)
☐	to receive the printed English version of all future Corporate Communications ONLY.
☐	to receive the printed Chinese version of all future Corporate Communications ONLY.
☐	to receive both printed English and Chinese versions of all future Corporate Communications.

Name of Registered Shareholder:	Contact Telephone Number:

Address:

Signature:	Date:

Notes:

1.	Please complete all the items. If no box, or more than one box, is marked “√”, or any signature or other information is incorrectly completed, the Company reserves its right to treat this Change Request Form as void.
2.	By electing to access the Website Version of the Corporate Communications published on the website of the Company instead of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
3.	If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.
4.	The above instruction will apply to all future Corporate Communications to be sent to you until you, by serving reasonable prior written notice, inform the Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong by mail or by email to is-ecom@hk.tricorglobal.com.
5.	You have the right at any time by serving reasonable prior written notice to the Hong Kong Branch Share Registrar by mail (the address stated in note 4 above) or by email to is-ecom@hk.tricorglobal.com to change the election of means of receipt and/or language(s) of all future Corporate Communications.
6.	For the avoidance of doubt, we do not accept any other special instructions written on this Change Request Form.
7.	Should you have any queries in relation to this Change Request Form, please call the enquiry hotline of the Hong Kong Branch Share Registrar at (852) 2980 1333 during business hours from 9:00 a.m. to 6:00 p.m., Monday to Friday, excluding Hong Kong public holidays.
^	Corporate Communications include but not limited to (a) the directors’ reports, its annual accounts together with a copy of the auditor’s reports and, where applicable, its summary financial reports; (b) interim reports and, where applicable, its summary interim reports; (c) notices of meeting; (d) listing documents; (e) circulars; and (f) proxy forms.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your email address and telephone number is on a voluntary basis for the purposes of verifying and recording your means of receipt and language of Corporate Communications and/or delivering those Corporate Communications (the “Purposes”). The Company may transfer your email address and telephone number to our agent, contractor, or third party service provider who provides administrative, computer or other services to us for use in connection with the Purposes and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your email address and telephone number will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the privacy compliance officer of Tricor Investor Services Limited at the above address.

(Please cut along the dotted line請沿虛線剪下)
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Mailing Label 郵寄標籤
Please cut the mailing label and stick this on an envelope to
return the Change Request Form to us.	Tricor Investor Services Limited
No postage stamp is required for local mailing in Hong Kong.	卓佳證券登記有限公司
Freepost No.簡便回郵號碼 : 10 GPO
當 閣下寄回此變更申請表格時，請將此郵寄標籤剪貼於信封上。	Hong Kong香港
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